FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 3, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Optibase Ltd. (NASDAQ: OBAS) ("Optibase" or the "Company") hereby reports that further to its report on May 6, 2015, the Company published today in Israel a final prospectus (the "Prospectus") for the offering of up to NIS 60 million nominal value of non-convertible Series A Bonds (the "Bonds"). The Bonds will be offered to the public in Israel in a public tender on the annual interest rate of the Bonds (that will not exceed 7%) pursuant to the Prospectus and a complementary notice ("Complementary Notice") that will detail, among other things, the final amount of Bonds offered, the maximum annual interest rate and the receipt of a listing approval by the Tel Aviv Stock Exchange ("TASE").

The following is a short summary of the principal terms of the Bonds:

The principal of the Bonds will be repayable in semi-annual installments on June 30 and on December 31 of each of the years of 2016 through 2021, commencing on June 30, 2016 and ending on December 31, 2021. The Bonds will bear interest at a fixed annual rate which will be determined in the public tender. The interest on the Bonds will be paid in semi-annual installments on June 30 and on December 31 of each of the years 2015 through 2021, commencing on December 31, 2015 and ending on December 31, 2021. The Bonds (principal and interest) will not be linked to any currency or index.

The Bonds are unsecured. In the deed of trust governing the Bonds (the "Trust Deed"), the Company undertook, among other things, to comply with certain obligations, including: (1) not to make any distributions in an amount greater than 35% of the profits (as such term is defined under the Israeli Companies Law of 1999); (2) not to make distributions that immediately following which the Company's equity (excluding minority interest) will decrease below $50 million; (3) payment of additional interest for certain decreases in the Bonds' rating; and (4) a negative pledge undertaking pursuant to which the Company will not be able to create a floating charge on all of its assets, subject to certain exceptions detailed in the Trust Deed.

In addition, the Company undertook to comply with the following financial covenants: (1) the minimum equity of the Company (excluding minority interest) will not be less than $33 million; (2) the Company's equity (including minority interest) to balance sheet ratio will not be less than 25%; (3) the net financial debt to CAP ratio will not be greater than 70%; and (4) the net financial debt to EBITDA ratio will not be greater than 15.5.

The Trust Deed further includes certain events of default, among which, the existence of a real concern that the Company will not meet its material undertakings towards the holders of the Bonds; breach of the Company's financial covenants during two consecutives fiscal quarters; cross default provisions; the sale of the majority of the Company's assets, subject to certain exceptions detailed in the Trust Deed of trust; and occurrence of certain 'change of control' events.

Midroog Ltd., an affiliate of Moody’s, assigned a rating of "Baa1/Stable" on a local scale for the offering of Bonds in an aggregate amount of up to NIS 60 million.

It is emphasized that the offering is subject, among other things, to a final decision of the Company's board of directors for the publication of the Complementary Notice and the meeting of the TASE requirements for the listing of the Bonds. There is no assurance that such offering will be executed.

The public offering of the Bonds will be made in Israel to residents of Israel only. The Bonds will not be registered under the U.S Securities of Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This report shall not constitute an offer to sell or solicitation of an offer to buy any Bonds.

This report contains forward-looking statements concerning our financing plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this report are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, whether or not the company will be able to raise capital through the sale of debt securities, the final terms and timing of the proposed offering, the satisfaction of customary conditions related to the proposed public offering, the impact of general economic, industry or political conditions in Israel or internationally, and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this report, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: June 3, 2015